One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000

Fax:404-881-7777

www.alston.com

Martin H. Dozier	Direct Dial: 404-881-4932	E-mail: martin.dozier@alston.com

May 27, 2010

VIA EDGAR

Ms. Karen J. Garnett

Assistant Director

Securities and Exchange Commission

Division of Corporate Finance

U. S. Securities and Exchange Commission

Mail Stop 4561

Washington, D.C. 20549

Re:	Wells Timberland REIT, Inc. Preliminary Proxy Statement on Schedule 14A File No. 000-53193

Dear Ms. Garnett:

This letter sets forth the response of our client, Wells Timberland REIT, Inc. (the “Issuer”), to the comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), in your letter dated May 26, 2010, regarding the Issuer’s Preliminary Proxy Statement on Schedule 14A (the “Preliminary Proxy Statement”). For your convenience, we have set forth below your comment (or request) followed by the relevant response.

Proposal 2. Amendment and Restatement of our Charter, page 28

1.

We note proposal 2 seeks approval from your stockholders to amend the charter in connection with three matters as disclosed in the first paragraph of this section. It appears that each of the three matters related to the proposed amendments is distinct and unrelated. As such, please revise this document and your proxy card to separate the charter amendments into three separate proposals. Alternatively, please tell us why Rule 14a-4(a)(3) of the Exchange Act does not apply to the proposed amendments to your charter.

Response: Please see the enclosed marked pages of the Preliminary Proxy Statement, revised in response to the Commission’s comment.

Ms. Karen J. Garnett

May 27, 2010

Should you have any further questions or need additional information, please do not hesitate to contact me at (404) 881-4932.

Sincerely,

/s/ Martin H. Dozier

Martin H. Dozier

Enclosure

cc:	Mr. Duc Dang (Securities and Exchange Commission)
Mr. Kirk Montgomery
Mr. Glen Smith

WELLS TIMBERLAND REIT, INC.

6200 The Corners Parkway

Norcross, Georgia 30092-3365

Proxy Statement and

Notice of Annual Meeting of Stockholders

To Be Held August 9, 2010

Dear Stockholder:

On Monday, August 9, 2010, we will hold our 2010 annual meeting of stockholders of Wells Timberland REIT, Inc., a Maryland corporation, at the Hilton Atlanta Northeast, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092. The meeting will begin at 2:00 p.m., local time.

We are holding this meeting to:

1.

Consider and vote upon a proposal to elect the six directors named in this proxy statement to hold office for one-year terms expiring in 2011 and until their respective successors are duly elected and qualify.

2.	Consider and vote upon three proposals to amend certain provisions of our charter to:

A.	Expressly permit our board of directors to authorize and the company to declare and pay stock dividends;

B.	Make revisions requested by a state securities administrator with respect to suitability determinations by our sponsor and filings made in connection with any future roll-up transactions; and

C.	Make certain ministerial revisions and clarifications.

The amendments will be implemented by an amended and restated charter.

3.	Transact any other business that may properly come before the meeting or any adjournment or postponement thereof.

Your board of directors has selected the close of business on May 14, 2010 as the record date for determining stockholders entitled to notice of and to vote at the meeting.

This notice and the accompanying proxy statement and proxy card are being mailed to you on or about June [    ], 2010.

Whether you plan to attend the meeting and vote in person or not, we urge you to authorize your proxy as early as possible. Stockholders have the following three options for authorizing a proxy: (1) over the Internet; (2) by telephone; or (3) by mail, using the enclosed proxy card. Because we are a widely held issuer with more than 7,700 stockholders as of the close of business on the record date, your vote is very important! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

By Order of the Board of Directors

Douglas P. Williams
Secretary

Atlanta, Georgia

June [    ], 2010

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held

on August 9, 2010

The proxy statement and annual report to stockholders are available at www.WellsTimberland.com/proxy.

QUESTIONS AND ANSWERS

We are providing you with this proxy statement, which contains information about the items to be voted on at our 2010 annual stockholders meeting (the “annual meeting”). To make this information easier to understand, we have presented some of the information in a question-and-answer format.

Q:	Why did you send me this proxy statement?

A:

We are sending you this proxy statement and the enclosed proxy card because our board of directors is soliciting your proxy to vote your shares at the 2010 annual stockholders meeting. This proxy statement includes information that we are required to provide to you under the rules of the Securities and Exchange Commission (“SEC”) and is designed to assist you in voting.

Q:	What is a proxy?

A:

A proxy is a person who votes the shares of stock of another person. The term “proxy” also refers to the proxy card. When you return the enclosed proxy card, you are giving your permission to vote your shares of common stock at the annual meeting. The individuals who will vote your shares of common stock at the annual meeting are Leo F. Wells III, our President; Douglas P. Williams, our Executive Vice President, Secretary and Treasurer; or Randall D. Fretz, our Senior Vice President. They will vote your shares of common stock as you instruct, unless you return the proxy card and give no instructions. In this case, they will vote FOR all of the director nominees and FOR the three proposals to amend our charter. With respect to any other proposals to be voted on, they will vote in accordance with the recommendation of our board of directors or, in the absence of such a recommendation, in their discretion. They will not vote your shares of common stock if you do not return the enclosed proxy card. This is why it is important for you to return the proxy card to us (or authorize your proxy via Internet or by telephone) as soon as possible, whether or not you plan on attending the meeting in person.

Q:	Who is entitled to vote?

A:	Anyone who owned our common stock at the close of business on May 14, 2010, the record date, is entitled to vote at the annual meeting.

Q:	When is the annual meeting and where will it be held?

A:	The annual meeting will be held on Monday, August 9, 2010, at 2:00 p.m. at the Hilton Atlanta Northeast, 5993 Peachtree Industrial Boulevard, Norcross, Georgia 30092.

Q:	How many shares of common stock can vote?

A:

As of the close of business on May 14, 2010, there were 21,043,664 shares of our common stock issued and outstanding. Every stockholder is entitled to one vote for each whole share of common stock held.

Q:	What is a “quorum”?

A:

A “quorum” consists of the presence in person or by proxy of stockholders holding 50% of our outstanding shares entitled to vote. Abstentions and broker nonvotes will be counted to determine whether a quorum is present. A broker “nonvote” occurs when a broker, bank, or other nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that matter and has not received voting instructions from the beneficial owner. There must be a quorum present in order for the annual meeting to be a duly held meeting at which business can be conducted. If you submit a properly executed proxy card, even if you abstain from voting or “withhold” your vote from one or more director nominees, then you will be considered part of the quorum.

Q:	What may I vote on?

A:

You may vote on the election of six nominees named in this proxy statement to serve on the board of directors, the three proposals to amend our charter and any other proposal that may properly come before the meeting or any adjournment or postponement thereof.

Q:	How do I vote?

A:

You may vote your shares of common stock either in person or by authorizing a proxy. Whether you plan to attend the meeting and vote in person or not, we urge you to authorize your proxy in advance of the meeting. Stockholders have the following three options for authorizing a proxy: (1) over the Internet; (2) by telephone; or (3) by mail, using the enclosed proxy card. If you have Internet access, we encourage you to authorize your proxy on the Internet because it is convenient and it saves us significant postage and processing costs. In addition, when you authorize your proxy via the Internet or by phone prior to the meeting date, your proxy vote is recorded immediately and there is no risk that postal delays will cause your proxy vote to arrive late and, therefore, not be counted. For further instructions on authorizing a proxy, see the enclosed proxy card accompanying this proxy statement. If you attend the annual meeting, you also may submit your vote in person, and any previous proxies that you authorized, whether by Internet, phone, or mail, will be superseded by the vote that you cast at the annual meeting. If you return your signed proxy card but do not mark the boxes showing how you wish to vote, your shares of common stock will be voted (i) FOR each of the nominees for director, (ii) FOR the three proposals to amend our charter and (iii) with respect to any other proposals that may properly come before the meeting, in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in the discretion of Messrs. Wells, Williams, or Fretz.

Q:	What if I authorize a proxy and then change my mind?

A:	You have the right to revoke your proxy at any time before the meeting by:

(1) notifying Douglas P. Williams, our Secretary;

(2) attending the meeting and voting in person;

(3) returning another properly executed proxy card dated after your first proxy card if we receive it before the annual meeting date; or

(4)    reauthorizing your proxy on the proxy voting web site or by telephone. Only the most recent proxy vote will be counted, and all others will be discarded regardless of the method by which the proxy was authorized.

Q:	Will my vote make a difference?

A:

Yes. As discussed below, your vote could affect the composition of our board of directors. Moreover, your presence by proxy or in person is needed to ensure that the proposals can be acted upon. Because we are a widely held issuer with more than 7,700 stockholders as of the close of business on the record date, YOUR VOTE IS VERY IMPORTANT! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

Q:	How does the board of directors recommend I vote on the proposals?

A:	The board of directors recommends a vote FOR each of the six nominees named in this proxy statement for election as director and a vote FOR the three proposals to amend our charter.

Q:	What are the voting requirements to elect the board of directors?

A:

Under our charter and bylaws, the holders of a majority of the shares of stock entitled to vote and present in person or by proxy at a meeting of stockholders is required for the election of the directors. “Withhold” votes will have the same effect as votes against the election of the directors. Please see “Proposal 1. Election of Directors.”

Q:	What are the voting requirements to approve the three proposals to amend our charter?

A:

Approval of the three proposals to amend our charter requires the affirmative vote of the holders of at least a majority of our outstanding shares of common stock entitled to vote on the proposal. You may vote for or against or abstain from voting on any or all of the three proposals. Abstentions and broker nonvotes will have the same effect as votes against the three proposals to amend our charter. Proxies received will be voted FOR each of the three proposals to amend our charter unless stockholders designate otherwise. Please see “Proposals 2.A – C. Amendment and Restatement of Our Charter.”

Q:	How will voting on any other business be conducted?

A:

Although we do not know of any business to be considered at the annual meeting other than the election of directors and the three proposals to amend our charter, if any other business is properly presented at the annual meeting, your signed proxy card gives authority to Leo F. Wells III, Douglas P. Williams and Randall D. Fretz, and each of them, to vote on such matters in accordance with the recommendation of the board of directors or, in the absence of such a recommendation, in their discretion.

Q:	When are stockholder proposals for the next annual meeting of stockholders due?

A:

Stockholders interested in nominating a person as a director or presenting any other business for consideration at our 2011 annual meeting of stockholders may do so by following the procedures prescribed in Article II, Section 11 of our bylaws and in SEC Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). To be eligible for presentation to and action by the stockholders at the 2011 annual meeting, director nominations and other stockholder proposals must be received by Douglas P. Williams, our Secretary, no earlier than January [    ], 2011 and no later than 5:00 pm ET on February [    ], 2011. To also be eligible for inclusion in our proxy statement for the 2011 annual meeting of stockholders, stockholder proposals must be received by Mr. Williams by February [    ], 2011.

Q:	Who pays the cost of this proxy solicitation?

A:

We will pay all the costs of soliciting these proxies. We have contracted with Georgeson, Inc., a Delaware corporation, d/b/a Computershare Fund Services (“CFS”), to assist us in the distribution of proxy materials and the solicitation of proxies. We expect to pay CFS fees of approximately $35,000 to solicit proxies plus other fees and expenses for other services related to this proxy solicitation, which include review of proxy materials; dissemination of brokers’ search cards; distribution of proxy materials; operating online and telephone voting systems; and receipt of executed proxies. We also will reimburse brokerage houses and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy and solicitation materials to our stockholders. Our officers and employees of our advisor or its affiliates may also solicit proxies, but they will not be specifically compensated for these services.

Q:	Is this proxy statement the only way that proxies are being solicited?

A:

No. In addition to mailing proxy solicitation materials, our directors and employees, as well as third-party proxy service companies we retain, also may solicit proxies in person, over the Internet, by telephone, or by any other means of communication we deem appropriate.

CERTAIN INFORMATION ABOUT MANAGEMENT

The Board of Directors

Our board of directors has oversight responsibility for our operations and makes all major decisions concerning our business. We currently have six directors. If all of the six nominees are elected at the annual meeting, we do not expect to have any vacant board positions immediately following the annual meeting. During 2009, our board of directors held eight meetings, either in-person or telephonically, and took action twice by written consent in lieu of a meeting. For biographical information regarding our directors, see “Executive Officers and Directors” on page 12.

Our board has established the following committees: Audit Committee, Nominating and Corporate Governance Committee and Operations Committee. Information regarding each of the committees is set forth below.

On March 23, 2010, our board of directors approved the expansion of the board from five to six members and elected George W. Sands to serve as an independent director to fill the vacancy. The board also appointed Mr. Sands as a member of each of the Audit Committee, the Nominating and Corporate Governance Committee and the Operations Committee.

Director Attendance at Meetings

Each of our directors attended at least 75% of the aggregate of the total number of meetings of the board of directors held during the period for which he served as a director and the total number of meetings held by all committees of the board of directors on which he served during the periods in which he served. Although we have no policy with regard to attendance by the members of our board of directors at our annual meetings of stockholders, we invite and encourage the members of our board of directors to attend our annual meetings to foster communication with stockholders. In 2009, all but one of our directors attended our annual meeting of stockholders.

Director Independence

Four out of six members of our board of directors are “independent” as defined under the rules of the New York Stock Exchange (“NYSE”) and as defined by our charter. The definition in our charter is based upon the North American Securities Administrators Association’s Statement of Policy Regarding Real Estate Investment Trusts, as adopted on May 7, 2007 (“NASAA Guidelines”). On March 29, 2010, one of our directors, E. Nelson Mills became a Senior Vice President of Wells Capital, Inc., our sponsor (“Wells Capital”). As a result, he no longer qualifies as an “independent director” under our charter. Prior to March 29, 2010, the Board had determined that Mr. Mills satisfied the specified criteria and that he did not have a relationship with us that would interfere with his ability to exercise independent judgment as a member of the board. Although Mr. Mills continues to serve as a director, he has resigned from the Audit Committee and Nominating and Corporate Governance Committee. Jess E. Jarrett, another director, is affiliated with Wells Capital and its affiliates, and we do not consider him to be an independent director.

Although our shares are not listed for trading on any national securities exchange, a majority of the members of our board of directors, and all of the members of the Audit Committee and the Nominating and Corporate Governance Committee are “independent” as defined under the rules of the NYSE and our charter, as noted above. The NYSE standards provide that to qualify as an independent director, in addition to satisfying certain specified criteria, the board of directors must affirmatively determine that a director has no material relationship with us (either directly or as a partner, stockholder, or officer of an organization that has a relationship with us). The definition of “independent directors” under our charter is described below under “Certain Relationships and Related Transactions, and Director Independence.” The board of directors has determined that Michael P. McCollum, Donald S. Moss, Willis J. Potts, Jr. and George W. Sands each satisfies the specified criteria and that none has a relationship with us that would interfere with such person’s ability to exercise independent judgment as a member of the board of directors.

IMPORTANT NOTICE REGARDING DELIVERY OF SECURITY HOLDER DOCUMENTS

The SEC now permits corporations to send a single set of annual disclosure documents to any household at which two or more stockholders reside, unless contrary instructions have been received, but only if the corporation provides advance notice and follows certain procedures. In such cases, each stockholder continues to receive a separate notice of the meeting and proxy card. This householding process reduces the volume of duplicate information and reduces printing and mailing expenses. If your family has multiple accounts holding shares of our common stock, you should have already received a householding notification from us. If you have any questions or require additional copies of the annual disclosure documents, please contact our Client Services Department by mail at Wells Client Services Department, P.O. Box 2828, Norcross, Georgia 30091-2828 or by telephone at 1-800-557-4830. We will arrange for delivery of a separate copy of this proxy statement or our annual report promptly upon your written or oral request. You may decide at any time to revoke your decision to household, and thereby receive multiple copies.

PROPOSALS YOU MAY VOTE ON

Whether you plan to attend the meeting and vote in person or not, we urge you to authorize your proxy. Stockholders have the following three options for authorizing a proxy: (1) over the Internet, (2) by telephone, or (3) by mail, using the enclosed proxy card. Your vote is very important! Your immediate response will help avoid potential delays and may save us significant additional expenses associated with soliciting stockholder votes.

PROPOSAL 1. ELECTION OF DIRECTORS

At the annual meeting, you and the other stockholders will vote on the election of six nominees to our board of directors. Those persons elected will serve as directors until the 2011 annual stockholders meeting and until their respective successors are duly elected and qualify. The board of directors has nominated the following people for re-election as directors:

•	Jess E. Jarratt

•	Michael P. McCollum

•	E. Nelson Mills

•	Donald S. Moss

•	Willis J. Potts, Jr.

•	George W. Sands

Each of the nominees for director is a current member of our board of directors. Detailed information on each nominee is provided on pages 12 through 16.

If you return a properly executed proxy card, unless you direct them to withhold your votes, the individuals named as proxies will vote your shares “FOR” the election of each of the nominees listed above. If any nominee becomes unable or unwilling to stand for re-election, the board of directors may reduce its size or designate a substitute. If a substitute is designated, proxies voting on the original nominee will be cast for the substituted nominee.

Vote Required

Under our charter and bylaws, the affirmative vote of the holders of a majority of the shares of stock entitled to vote and present in person or by proxy at a meeting of stockholders is required for the election of the directors. “Withhold” votes will count toward the establishment of a quorum but they will have the effect of votes against the election of the nominees to our board of directors.

Recommendation

Your board of directors unanimously recommends a vote “FOR” all nominees listed for re-election as directors.

PROPOSALS 2.A – C. AMENDMENT AND RESTATEMENT OF OUR CHARTER

Introduction

Our board of directors has declared the amendment and restatement of our charter advisable and directed that the three proposals in connection with the amendment and restatement of our charter be submitted for consideration at the annual meeting. A form of Fifth Articles of Amendment and Restatement, marked to reflect the proposed amendments to our current charter, is attached to this proxy statement as Appendix A and this summary of the provisions of the Fifth Articles of Amendment and Restatement is qualified in its entirety by reference to Appendix A, which you should read in its entirety. The three proposals amend the current charter to: (A) expressly permit our board of directors to authorize and us to declare and pay dividends to our stockholders in the form of our stock, (B) make revisions requested by a state securities administrator with respect to suitability determinations by our sponsor and filings made in connection with any future roll-up transactions and (C) make certain ministerial revisions and clarifications. Each of these proposals is described in more detail below.

A. Payment of Dividends in the Form of Our Stock

On March 24, 2010, we, through one of our subsidiaries, entered into a five-year senior loan agreement for $211.0 million (the “Mahrt Loan”), with Wells Fargo Securities, LLC and CoBank, ACB serving as administrative agent. The Mahrt Loan amended and restated the terms of our then-existing loan agreements entered into in connection with the acquisition of our timberland. The terms of the Mahrt Loan include restrictive covenants that prohibit us from paying cash distributions or redeeming shares until we achieve certain financial performance measures under the Mahrt Loan, except for distributions required to maintain our status as a REIT. However, we are permitted under the terms of the Mahrt Loan to pay distributions in the form of a stock dividend to our stockholders. Currently, our charter contains a prohibition on the payment of “distributions in kind.” In order to expressly permit our board of directors to authorize and us to declare and pay a stock dividend, we are amending our charter to provide an exception to the “distribution in kind” prohibition.

If this proposal is approved by the stockholders, our current charter will be amended to provide an exception for the shares of our stock to the prohibition on the payment of “distributions in kind.” This will permit our board of directors to authorize and us to declare and pay common stock dividends to our common stockholders.

B. State Securities Administrator Revisions

In connection with our follow-on offering, and because our shares are not listed on a national securities exchange and are not anticipated to be listed on a national securities exchange in connection with our follow-on offering, we are required to register our follow-on offering with the state securities administrator in each state in which we offer securities for sale. Accordingly, we applied to register the offering in 50 states, the District of Columbia, and Puerto Rico. After reviewing our application, one state has requested that we make amendments to our charter. Another state has conditioned its clearance on the clearance of the state requesting the charter amendments. If our stockholders do not approve this proposal to amend our charter, we may not be able to sell shares in our follow-on offering in those states.

The revisions requested by the state securities administrator clarify that our sponsor, Wells Capital, as well as each person selling common stock on our behalf, must make every reasonable effort to determine that the purchase of the common stock is a suitable and appropriate investment for the purchaser. The revisions also require that if our assets are appraised in connection with a roll-up transaction (as defined in our charter), that appraisal must be filed as an exhibit to any prospectus filed with the SEC for the surviving entity of the roll-up transaction. At the request of the state securities administrator, we previously included these provisions in our bylaws pending the amendment of our charter. Therefore, approval of this proposal to amend our charter will also constitute approval of the deletion of these provisions, as well as the requirement that stockholders approve any amendment of these provisions, from our bylaws.

If this proposal to amend our charter is approved by the stockholders, we will satisfy the requests by the state securities administrator with respect to the revisions requested by it to our charter. Should the charter remain the only outstanding issues pending in that state, and should the amended and restated charter satisfy these final issues in that state, the state securities administrator will have the authority to permit offers and sales of our common stock to residents of that state (which would also permit us to offer and sell shares of common stock in the state conditioning its clearance on the first state), which we believe will increase our ability to raise offering proceeds and amounts available for investment.

C. Ministerial Revisions and Clarifications

Finally, certain ministerial changes will be made to our current charter either for clarification purposes or to be consistent with the Maryland General Corporation Law, the NASAA Guidelines or other provisions of the charter. These include clarification of certain defined terms and cross references, as well as conforming language to the corresponding provisions of the Maryland General Corporation Law.

Effectiveness

If one or more of the proposals to amend our charter is approved by the stockholders, the Fifth Articles of Amendment and Restatement reflecting the approved amendments will be filed with the State Department of Assessments and Taxation of Maryland (“SDAT”), and the amendment and restatement as described above will be effective upon the acceptance for record of the Fifth Articles of Amendment and Restatement by the SDAT.

Vote Required

Approval of each of the proposals to amend our charter requires the affirmative vote of the holders of at least a majority of our outstanding shares of common stock entitled to vote thereon. You may vote for or against or abstain on each proposal to amend our charter. Abstentions and broker nonvotes will count toward the presence of a quorum, but have the same effect as votes against the proposals to amend our charter. Proxies received will be voted “FOR” the approval of each of the proposals to amend our charter unless stockholders designate otherwise.

Appraisal Rights

Under Maryland law and our charter, you will not be entitled to rights of appraisal with respect to the proposed amendments of our charter. Accordingly, to the extent that you object to the proposed amendments of our charter, you will not have the right to have a court judicially determine (and you will not receive) the fair value for your shares of common stock under the provisions of Maryland law governing appraisal rights.

Presentation of Proposed Fifth Articles of Amendment and Restatement

A form of Fifth Articles of Amendment and Restatement, marked to reflect the proposed amendments to our current charter, is attached to this Proxy Statement as Appendix A.

Recommendation

Your board of directors unanimously recommends a vote “FOR” each of the proposals to amend our charter.

EVERY STOCKHOLDER’S VOTE IS IMPORTANT

Important Notice Regarding the Availability of Proxy Materials for the Wells Timberland REIT, Inc.

Stockholder Meeting to Be Held on August 9, 2010.

This communication presents only an overview of the more complete proxy materials that are available to you in this packet and on the Internet. We encourage you to access and review all of the important information contained in the proxy materials before voting.

The Proxy Statement for this meeting and the 2009 Annual Report are available at:

www.WellsTimberland.com/proxy.

PLEASE SIGN, DATE, AND RETURN YOUR

PROXY TODAY!

Please detach at perforation before mailing.

Unless you direct otherwise, this proxy will be voted “FOR” each of the nominees for director and “FOR” the three proposals to amend the charter.

TO AUTHORIZE YOUR PROXY BY MAIL, PLEASE COMPLETE AND RETURN THIS CARD.

YOU ALSO MAY AUTHORIZE A PROXY BY TOUCH-TONE PHONE OR VIA THE INTERNET. (See enclosed flyer for further instructions.)

PLEASE MARK VOTES AS IN THIS EXAMPLE: ¢

OUR BOARD RECOMMENDS THAT YOU VOTE “FOR” EACH OF THE NOMINEES FOR DIRECTOR AND “FOR” THE THREE PROPOSALS TO AMEND THE COMPANY’S CHARTER AS DESCRIBED IN THE PROXY STATEMENT.

1.	To vote for the election of directors:			FOR ALL	WITHHOLD ALL	FOR ALL EXCEPT
	01. Jess E. Jarratt	02. Michael P. McCollum	03. E. Nelson Mills	☐	☐	☐
	04. Donald S. Moss	05. Willis J. Potts, Jr.	06. George W. Sands

To withhold authority to vote “FOR” any individual nominee, mark the “FOR ALL EXCEPT” box and write the nominee’s number(s) on the line below.

				FOR	AGAINST	ABSTAIN
2.	To vote upon three proposals to amend certain provisions of our charter to:

	A. Expressly permit our board of directors to authorize and the company to declare and pay stock dividends;			☐	☐	☐
	B. Make revisions requested by a state securities administrator with respect to suitability determinations by our sponsor and filings made in connection with any future roll-up transactions; and			☐	☐	☐
	C. Make certain ministerial revisions and clarifications.			☐	☐	☐

The amendments will be implemented by an amended and restated charter.

ADDRESS CHANGE:
	YES	NO
I PLAN TO ATTEND THE MEETING.	☐	☐

YOUR VOTE IS IMPORTANT! PLEASE SIGN, DATE, AND RETURN YOUR PROXY CARD TODAY.

TBR_21287_051010        TMMPOTH|1004-0351